Exhibit 12.1

Coinmach Service Corp.
Statement Re: Computation of Ratio of Earnings to Fixed Charges

	April 1,2000	July 1,2000	Fiscal Year Ended
	to June 30,	to March 31,	March 31,	March 31,	March 31,	March 31,
	2000	2001	2002	2003	2004	2005
	(Pre-	(Post-
	Going Private	Going Private
	Transaction)	Transaction)
Earnings:
Consolidated pretax loss from continuing operations	$(6,088)	$(37,683)	$(48,168)	$(2,819)	$(34,979)	$(45,491)
Addback: Fixed Charges	35,604	108,747	149,958	135,278	159,399	157,641

Earnings	$29,516	$71,064	$101,790	$132,459	$124,420	$112,150

Fixed Charges:
Interest expense	$16,540	$52,334	$72,037	$55,728	$79,677	$77,743
Net amortization of debt discount and premium and issuance expense	145	127	999	2,439	2,414	2,326
Interest portion of rental expense	18,919	56,286	76,922	77,111	77,308	77,572

Fixed Charges	$35,604	$108,747	$149,958	$135,278	$159,399	$157,641

Ratio of Earnings to Fixed Charges:	—	—	—	—	—	—

Coverage Deficiency	$6,088	$37,683	$48,168	$2,819	$34,979	$45,491